DIANE D. DALMY
                                 ATTORNEY AT LAW
                              8965 W. CORNELL PLACE
                            LAKEWOOD, COLORADO 80227
                            303.985.9324 (TELEPHONE)
                            303.988.6954 (FACSIMILE)
                           EMAIL: DDALMY@EARTHLINK.NET



March 13, 2009


Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Attn: James Giugliano
      Staff Accountant


Re:  Uranium International Corp.
     Form 10-KSB for Fiscal Year Ended February 29, 2008
     File No. 000-52660


To Whom It May Concern:

On behalf of Uranium International Corp., a Nevada corporation (the "Company"), this letter is to confirm receipt of the letter from the Securities and Exchange Commission letter dated February 27, 2009 (the "SEC Letter"). Based upon our telephone conference call with Mr. Giugliano, we will be responding to the comments in the SEC Letter by March 31, 2009.

Sincerely,

/s/ DIANE D. DALMY